Exhibit 99.1

Avago Technologies Finance Announces Workforce Consolidation

SAN JOSE, Calif., and SINGAPORE – January 9, 2009 – Avago Technologies Finance Pte. Ltd. (“Avago Finance”), a leading designer, developer and global supplier of analog semiconductor devices, today announced it will consolidate its worldwide workforce, reducing the number of employees by approximately 230, or about 6 percent of total headcount. Accordingly, the Company expects to record charges, which will be primarily cash charges, of approximately $6 million to $8 million. The majority of the charges will be reflected in the financial results for the first quarter of fiscal 2009, ending February 1, 2009. The remainder will be included in the financial results for second quarter of fiscal 2009, ending May 3, 2009.

About Avago Technologies Finance Pte. Ltd

Avago Technologies Finance Pte. Ltd. is a leading designer, developer and global supplier of analog semiconductor devices for communications, industrial and consumer applications.

Safe Harbor Statement

This announcement and supporting materials may contain forward-looking statements which address our expected future business and financial performance. These forward looking statements are based on current expectations, estimates, forecasts and projections of future Company or industry performance based on management’s judgment, beliefs, current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements. Accordingly, we caution you not to place undue reliance on these statements. For Avago Finance, particular uncertainties which could adversely or positively affect future results include cyclicality in the semiconductor industry or in our end markets; the recent financial crisis and its impact on our business, results of operations, and financial condition; fluctuations in interest rates; our ability to generate cash sufficient to service our debt and to fund our research and development, capital expenditures and other business needs; our increased dependence on outsourced service providers for certain key business services and their ability to execute to our requirements; our ability to maintain tax concessions in certain jurisdictions; our ability to protect our intellectual property; our competitive performance and ability to continue achieving design wins with our customers; any expenses associated with resolving customer product and warranty claims; our ability to achieve the growth prospects and synergies expected from our acquisitions; delays and challenges associated with integrating acquired companies with our existing businesses; our ability to improve our cost structure through our manufacturing outsourcing program; and other events and trends on a national, regional and global scale, including those of a political, economic, business, competitive and regulatory nature. Our Annual Report on Form 20-F filed with the SEC on December 17, 2008, recent Current Reports on Form 6-K, and other Avago Finance filings with the U.S. Securities and Exchange Commission (“SEC”) (which you may obtain for free at the SEC’s website at http://www.sec.gov) discuss some of the important risk factors that may affect our business, results of operations and financial condition.

An affiliate of Avago Finance has filed a registration statement with the SEC relating to a proposed offering which has not yet become effective. Such securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release is not an offer to sell nor a solicitation of an offer to buy any securities.

Investor Contact:

Jim Fanucchi

Summit IR Group Inc.

(408) 404-5400

jim@summitirgroup.com